SECURIT  10025875)N

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 23757

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2009___ AND ENDING ___12/31/2009___

                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Porter White & Company, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

15 Richard Arrington Jr. Blvd. North

(No. and Street)

Birmingham	AL	35203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James H. White, III   (205)252-3681

                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sellers, Richardson, Holman & West, LLP

(Name – *if individual, state last, first, middle name*)

216 Summit Blvd., Suite 300	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __James H. White, III_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Porter White & Company, Inc_____ , as of __December 31_____ , 20__09__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

James H. White, III (signature)
Signature

__Chairman of the Board__
Title

Notary Public signature
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PORTER, WHITE & COMPANY, INC.

Table of Contents



◆ SRHW

SELLERS RICHARDSON HOLMAN & WEST LLP

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Porter, White & Company, Inc.
Birmingham, Alabama

We have audited the accompanying statement of financial condition of Porter, White & Company, Inc. (Company), as of December 31, 2009 and the related statement of operations, stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company, as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sellers Richardson Holman & West, LLP

February 8, 2010

PORTER, WHITE & COMPANY, INC.

Statement of Financial Condition
December 31, 2009

Assets

Cash	$	112,090
Receivables, net of allowance of		
$0 and $26,830 in 2009 and 2008		114,760
Receivable from affiliates		295,232
Short-term investment		512,665
Investment in affiliate		17,957
Property and equipment, net		31,809
Other assets		6,239
Total assets	$	1,090,752

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable	$	9,001
Accrued compensation and other expenses		70,228
Payable to affiliate		168,500
		247,729
Stockholder's Equity		
Common stock, $1 par value;		
5,000 shares authorized, 1,500 shares		
issued and outstanding		1,500
Additional paid-in capital		1,976,930
Accumulated deficit		(1,135,407)
		843,023
Total liabilities and stockholder's equity	$	1,090,752

See notes to financial statements.

PORTER, WHITE & COMPANY, INC.

Statement of Operations
Year Ended December 31, 2009

Revenues

Investment banking and consulting	$	727,971
Management fee income		5,937
Interest income		678
Dividend income		8,497
Gain on short-term investment		4,474
Equity in income of affiliates		7,928
		755,485

Expenses

Salaries, commissions and related benefits	642,970
Occupancy and other office expenses	159,430
Communications	35,003
Promotional	83,850
Other expenses	74,718
Loss on disposal of equipment	442
	996,413

Net loss	$	(240,928)

PORTER, WHITE & COMPANY, INC.

Statement of Stockholder's Equity
Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2008	$ 1,500	$ 1,976,930	$ (894,479)	$ 1,083,951
Net loss	-	-	(240,928)	(240,928)
Balance at December 31, 2009	$ 1,500	$ 1,976,930	$ (1,135,407)	$ 843,023

PORTER, WHITE & COMPANY, INC.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2009

Year ended December 31, 2009

Balance at January 1, 2009	$	-
Activity		-
Balance at December 31, 2009	$	-

PORTER, WHITE & COMPANY, INC.

Statement of Cash Flows
Year Ended December 31, 2009

Cash Flows From Operating Activities	
Net loss	$ (240,928)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	11,943
Bad debt expense	4,930
Equity in income of affiliate	(7,928)
Loss on disposal of equipment	442
Gain on short-term investment	(4,474)
Changes in assets and liabilities:	
Receivables	(16,575)
Receivable from affiliates	69,773
Other assets	1,200
Accounts payable	6,558
Accrued compensation and other expenses	15,000
Payable to affiliate	(115,026)
Total adjustments	(34,157)
Net cash used in operating activities	(275,085)
Cash Flows From Investing Activities	
Capital expenditures	(5,826)
Purchase of short-term investment	(508,191)
Net cash used in investing activities	(514,017)
Cash Flows From Financing Activities	
Distributions to stockholder	(152,000)
Net decrease in cash	(941,102)
Cash	
Beginning of year	1,053,192
End of year	$ 112,090

See notes to financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Porter, White & Company, Inc. (Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member the Financial Industry Regulatory Authority. The Company provides investment banking and various consulting services. The Company's broker dealer operations do not carry security accounts for customers or perform custodial functions relating to customer securities. The Company clears all transactions through another broker dealer. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and to general practice within the brokerage industry.

Basis of Accounting

The Company reports the results of its operations and its financial condition using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Investment Banking and Consulting Revenue Recognition

Revenue from investment banking and consulting projects is generated from fixed or contingent fee arrangements, hourly projects, or a combination of both. Revenue generated from fixed or contingent fee arrangements is recognized when the projects are substantially complete or milestones are reached and no material contingencies exist. Revenue generated from hourly projects is recognized when earned. Customer billings are performed on a periodic basis consistent with the terms negotiated in the engagement agreement.

Securities Transaction Revenue Recognition

Security transactions, commission revenues and related gains, losses, and expenses are recorded on a settlement date basis by the Company. To conform to GAAP, the audited financial statements are adjusted to trade date accounting where appropriate.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2009, there were no cash equivalents.

Accounts Receivable

The Company uses the allowance method of accounting for uncollectible accounts receivable whereby allowances are established at the time accounts receivable are estimated to be uncollectible. Management

PORTER, WHITE & COMPANY, INC.

Notes to Financial Statements

analyzes delinquent receivables and, once these receivables are determined to be uncollectible, they are written off through a charge against existing allowance or against earnings.

Investments

Investments in equity securities that have readily determinable fair values (publicly reported market quotations) and debt securities are classified by management as one of the following:

Held-to-maturity securities - Held-to-maturity securities are debt securities in which the Company has the positive intent and ability to hold until maturity and are stated at amortized cost.

Trading securities - Trading securities are held for resale in anticipation of short-term (generally 90 days or less) fluctuations in market prices. Trading securities, consisting primarily of actively traded equity and debt securities, are stated at fair value. Realized and unrealized gains and losses are included in income.

Available-for-sale securities - Available-for-sale securities consist of debt securities and marketable equity securities not classified as trading or held-to-maturity. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses are reported as a separate component of stockholder's equity.

The Company evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. The Company employs a systematic methodology that considers available evidence in evaluating potential impairment of its investments. In the event that the cost of an investment exceeds its fair value, the Company evaluates, among other factors, the magnitude and duration of the decline in fair value; the expected cash flows of the securities; the financial health of and business outlook for the issuer; the performance of the underlying assets for interests in securitized assets; and the Company's intent and ability to hold the investment. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded in investment income and a new cost basis in the investment is established.

Investment in Affiliate

The Company is accounting for its investment in Porter White Investment Company, LP, a 7.31 percent interest, by the equity method of accounting under which the Company's share of the net income of the affiliate is recognized as income in the Company's statement of operations and added to the investment account. Additionally, any distributions from the affiliate would be treated as a reduction of the investment account.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized and depreciated over the estimated useful lives of the related assets. Gains and losses on disposals are credited or charged to operations. Depreciation is computed principally using the accelerated method designed to amortize costs over the estimated useful lives of the assets (or the lesser of the estimated useful life or lease term concerning leasehold improvements).

PORTER, WHITE & COMPANY, INC.

Notes to Financial Statements

Property and equipment, net of accumulated depreciation, consist of the following as of December 31, 2009:

Computer equipment	$	199,970
Software		94,043
Leasehold improvements		18,880
Furniture and fixtures		17,027
Accumulated depreciation		(298,111)
	$	31,809

Depreciation expense amounted to $11,943 for the year ended December 31, 2009, and is included in occupancy and other office expenses in the accompanying statement of operations.

Advertising Costs

The Company expenses all advertising costs during the period in which they are incurred. During 2009, the Company charged $4,569 to advertising expense, which is included in promotional expenses in the accompanying statement of operations.

Income Taxes

The Company, with the consent of its stockholder, has elected to be taxed under sections of federal and state income tax law as a qualified subchapter S subsidiary. In lieu of corporation income taxes, the stockholder separately accounts for their pro rata shares of the Company's items of income, deductions, losses, and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

The Financial Accounting Standards Board (FASB) issued new guidance on accounting for uncertainty in income taxes. The Company adopted this new guidance for the year ended December 31, 2009. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2006.

Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through February 8, 2010, which represents the date the financial statements were available for issuance.

Recently Issued Accounting Pronouncements

In June 2009, the FASB issued FASB ASC 105, *Generally Accepted Accounting Principles,* which establishes the FASB Accounting Standards Codification as the sole source of authoritative GAAP. Pursuant to the provisions of FASB ASC 105, the Company has updated references to GAAP in its financial statements issued for the year ended December 31, 2009. The adoption of FASB ASC 105 did not impact the Company's financial position or results of operations.

PORTER, WHITE & COMPANY, INC.

Notes to Financial Statements

Note 2. Uninsured Cash Balances

The Company maintains its cash balances at a high credit quality financial institution. At various times throughout the year ended December 31, 2009, the Company had cash on deposit with the financial institution in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

Note 3. Investment in Affiliate

The Company owns a 7.31 percent partnership interest in Porter White Investment Company, L.P. The Company is the general partner of the limited partnership and has the ability to exert significant influence over the limited partnership's operations. The book value of the investment when acquired was $90,615. The limited partnership engages in investment activities and had total assets and total liabilities of approximately $385,000 and $7,400, respectively, as of December 31, 2009, and net income of approximately $108,000 for the year ended December 31, 2009, and is accounted for using the equity method of accounting.

Note 4. Fair Value Measurements

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2   Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;

- Quoted prices for identical or similar assets or liabilities in active markets;

- Inputs other than quoted prices that are observable for the asset or liability;

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

    If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

PORTER, WHITE & COMPANY, INC.

Notes to Financial Statements

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used at December 31, 2009.

Mutual fund: Valued at the net asset value of shares held by the Company at year-end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2009:

| | Assets at Fair Value as of December 31, 2009 | | | |
	Level 1	Level 2	Level 3	Total
Financial Assets:				
Mutual fund	$ 512,665	$ -	$ -	$ 512,665
Total financial assets	$ 512,665	$ -	$ -	$ 512,665

Note 5. Commitments

The Company leases office space under a noncancelable operating lease from a related party through common ownership. Aggregate minimum future lease commitments are as follows:

Year ending December 31,	
2010	$ 102,164
2011	106,246
2012	44,990
	$ 253,400

Rental expense amounted to $113,140 in 2009, however a portion of the expense was allocated to affiliates that utilize this office space. The remaining amount is included in occupancy and other office expenses in the accompanying statement of operations.

Note 6. Profit Sharing Plan

The Company has a profit sharing plan that covers substantially all full-time employees. Contributions to the plan are made at the sole discretion of management. During the year ended December 31, 2009, an allocation of $18,601 related to these contributions to the plan was charged to operations.

PORTER, WHITE & COMPANY, INC.

Notes to Financial Statements

Note 7. Related Party Transactions

The Company's receivable from affiliates of $295,232 is noninterest bearing and without stipulated due dates. The receivable relates primarily to allocation of salary and wage expenses associated with affiliated companies.

The Company has a noninterest-bearing payable to an affiliate of $168,500 without a stipulated due date. The payable relates primarily to the reimbursement of salary and wage expenses incurred by the affiliate.

Note 8. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's uniform net capital rule. The Company is prohibited from engaging in any securities transactions when its "net capital" is less than the greater of $100,000 or 6-2/3 percent of its "aggregate indebtedness." At December 31, 2009, the Company had net capital of $340,297, which was $240,297 in excess of the minimum of net capital required.

Note 9. Annual Audit Report

The audited financial statements of the Company for the most recent audit period are available at the principal office of the Company, and will be mailed upon written request pursuant to SEC Rule 17a-5.

PORTER, WHITE & COMPANY, INC.

**Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2009**

Computation of net capital
    Total stockholder's equity qualified for net capital $ 843,023

    Deduct non-allowable assets:
        Petty cash   300
        Receivables   114,760
        Receivable from affiliates   295,232
        Investment in affiliate   17,957
        Property and equipment, net   31,809
        Other assets   6,239
            Net capital before haircuts on securities positions   376,726

    Haircuts on securities
        Bankers' acceptance, CD's and commercial paper   (36,429)

        Net capital $ 340,297

Computation of basic net capital requirement
    Minimum net capital required (6-2/3 percent of aggregate
        indebtedness) $ 16,515
    Minimum dollar net capital requirement   100,000
    Net capital requirement   100,000
    Excess net capital   240,297
    Excess net capital at 1,000 percent (net capital less
        10 percent of aggregate indebtedness) $ 315,524

Computation of aggregate indebtedness
    Total aggregate indebtedness from statement of financial
        condition $ 247,729

Percentage of aggregate indebtedness to net capital   73%

PORTER, WHITE & COMPANY, INC.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2009

Reconciliation with the Company's computation
Net capital, as reported in Company's Part II (unaudited)
    FOCUS report | $ | 340,297

Audit adjustments: | | -

    Net capital per calculation above | $ | 340,297

PORTER, WHITE & COMPANY, INC.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements under Rule 15c3-3

Porter, White & Company, Inc. (Company), is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(A) inasmuch as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the Company, as broker or dealer, and its customers through one or more bank accounts, each designated as "Special Account for the Exclusive Benefit of Customers of Porter, White & Company, Inc."




SRHW
SELLERS RICHARDSON HOLMAN & WEST LLP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Porter, White & Company, Inc.
Birmingham, Alabama

In planning and performing our audit of the financial statements of Porter, White & Company, Inc. (Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as described above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Sellers Richardson Holman & West, LLP

February 8, 2010



SELLERS RICHARDSON HOLMAN & WEST LLP

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Porter, White & Company, Inc.
Birmingham, Alabama

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Porter, White & Company, Inc. (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we did not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SELLERS, RICHARDSON, HOLMAN & WEST, LLP

Sellers Richardson Holman & West, LLP

February 8, 2010

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 023757   FINRA   DEC
> PORTER WHITE & COMPANY INC   13*13
> PO BOX 12367
> BIRMINGHAM AL 35202-2367

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dwight Percy   _(205)252-3681_

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $__1,091.08__

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (__532.00__)

   1/2/09 ck 17651 $150   7/29/09 chk 18115 $382
        Date Paid

   C. Less prior overpayment applied   (__-0-__)

   D. Assessment balance due or (overpayment)   __-0-__

   E. Interest computed on late payment (see instruction E) for____days at 20% per annum   __-0-__

   F. Total assessment balance and interest due (or overpayment carried forward) $__559.08__

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $__559.08__

   H. Overpayment carried forward $(__-0-__)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

   Porter White & Company, Inc.

   SEC No. 8-23757   Firm Id. 7925

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Porter White & Company, Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the __27__day of __January__, 20 __10__.

Vice President & Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending __Dec 31__, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __440,905__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   -0-

(2) Net loss from principal transactions in securities in trading accounts.   -0-

(3) Net loss from principal transactions in commodities in trading accounts.   -0-

(4) Interest and dividend expense deducted in determining item 2a.   -0-

(5) Net loss from management of or participation in the underwriting or distribution of securities.   -0-

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   -0-

(7) Net loss from securities in investment accounts.   -0-

      Total additions   -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   -0-

(2) Revenues from commodity transactions.   -0-

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   -0-

(4) Reimbursements for postage in connection with proxy solicitation.   -0-

(5) Net gain from securities in investment accounts.   4,473.00

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   -0-

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   -0-

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   -0-

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-

      Enter the greater of line (i) or (ii)   -0-

      Total deductions   4,473

2d. SIPC Net Operating Revenues $ 436,432

2e. General Assessment @ .0025 $ 1,091.08

(to page 1 but not less than $150 minimum)

2



SELLERS RICHARDSON HOLMAN & WESTLLP

216 Summit Boulevard | Suite 300
Birmingham, AL 35243
205-278-0001 Main | 205-278-0003 Fax
srhwcpa.com

An Independently Owned Member of the RSM McGladrey Network



SELLERS RICHARDSON HOLMAN & WEST LLP

PORTER, WHITE & COMPANY, INC.

Financial Statements and
Supplementary Information
Year Ended December 31, 2009

THE ADVICE YOU NEED.
THE ATTENTION YOU DESERVE.

PORTER, WHITE & COMPANY, INC.

Financial Statements and
Supplementary Information
Year Ended December 31, 2009